August 23, 2005

Room 4561

Paul R. Sylvester
President, Chief Executive Officer and Director
Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002

Re:	Manatron, Inc.
	Form 10-K for Fiscal Year Ended April 30, 2005
      Filed July 15, 2005
	File No. 000-15264

Dear Mr. Sylvester:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Balance Sheet, page A-3

1. Tell us the nature of unbilled retainages on long-term contracts and your basis for classifying this balance as a current asset.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page A-8

2. You disclose that one of your revenue recognition criteria is customer acceptance. Tell us if your software arrangements contain acceptance clauses or if the acceptance clause is implicit in the agreement based on customary business practice. Tell us the nature of the acceptance clauses and how they impact the recognition of revenue.


3. Your revenue recognition policy also indicates that you recognize revenue when you have an "enforceable claim." Tell us if this refers to the advanced billings for uninstalled software and hardware. Further explain in your response how you determined that you have an enforceable claim and if these receivables satisfy the definition of a financial asset and, therefore, should be recognized as an asset.
See definition in Appendix E of SFAS 140.

4. Disclosure in your critical accounting policies indicates that customers may request a reduction to the contract service price if they become dissatisfied with functionality of the software and/or quality of the services provided. Further explain the terms of this price reduction, how you determined that fees associated with contracts that contain these terms are fixed and determinable and the impact price reductions have on revenue recognition.

Business Reportable Segments, page A-11

5. In the previous years, you have presented financial information for two reportable segments. As a result of an internal reorganization during 2004 you indicate you now have one segment. Further explain this reorganization and how your CODM currently analyzes the business. In this regard, we note that your revenue recognition policy on page A-8 references your Software Systems and
Services segment. To the extent you have aggregated the previous two segments into one, tell us how you considered the aggregation criteria and quantitative thresholds in paragraphs 17-24 of SFAS 131.

Note 9 Subsequent Events, page A-24

6. We note in May 2003 and 2004 the Company sold all of its Financial
Product line and Judicial Product line and recognized significant gains. Tell us why you believe that the sales of these business lines do not qualify as discontinued operations. Your response should address paragraphs 41-44 of SFAS 144.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854 or Marc
Thomas,
Senior Accountant at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Craig Wilson
Senior Assistant Chief Accountant


??

??

??

??

Paul R. Sylvester
Manatron, Inc.
August 23, 2005
Page 1